SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17405-0872

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006.

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2007 and 2006.

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007.

2. Exhibits:

The following exhibits are submitted herewith:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY International Inc.
401(k) Savings Plan

Date: June 27, 2008	/s/	William R. Jellison
William R. Jellison
Senior Vice President, Chief Financial Officer and
Member of the DENTSPLY International Inc.
ESOP and 401(k) Committee

DENTSPLY International Inc.

401(k) Savings Plan

Financial Report

December 31, 2007

DENTSPLY International Inc. 401(k) Savings Plan

Table of Contents

December 31, 2007 and 2006

Page No.

Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

To the Retirement Program Committee

DENTSPLY International Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

York, Pennsylvania

June 26, 2008

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Cash and cash equivalents	($1)	$23,616

Investments, at fair value:
Shares of Registered Investment Companies:
Fidelity Magellan Fund	-	21
Morgan Stanley International Equity, B	3,410,674	2,660,752
PIMCO Total Return Fund	1,200,604	1,050,524
TRP Balanced Fund	5,294,540	5,151,797
TRP Blue Chip Growth Fund	16,196,582	15,615,493
TRP Equity Income Fund	7,445,347	7,112,579
TRP Extended Equity Market Index	1,726,929	1,621,334
TRP Growth Stock Fund	9,054,147	8,182,364
TRP New Horizons Fund	4,123,535	4,298,812
TRP Retirement Income Fund	289,903	234,665
TRP Retirement 2005 Fund	192,563	106,427
TRP Retirement 2010 Fund	1,461,483	1,119,267
TRP Retirement 2015 Fund	1,761,636	1,160,668
TRP Retirement 2020 Fund	2,838,422	1,390,759
TRP Retirement 2025 Fund	2,622,728	1,092,796
TRP Retirement 2030 Fund	3,826,826	2,440,524
TRP Retirement 2035 Fund	2,717,350	1,160,895
TRP Retirement 2040 Fund	2,899,632	1,534,031
TRP Retirement 2045 Fund	714,791	207,752
TRP Retirement 2050 Fund	56,279	-
TRP Retirement 2055 Fund	131,703	-
TRP Science & Technology Fund	1,799,378	1,410,919
TRP Spectrum Income Fund	2,867,811	2,601,643
TRP Summit Cash Reserves	5,350,790	5,023,118
Shares of Common Trusts: TRP Equity Index Trust	7,365,474	7,530,555
Common Stock: DENTSPLY International Inc. Common Stock	16,701,646	11,087,073
Participant loans	2,325,279	1,898,840
Total Investments	104,376,052	85,693,608
Receivables: Employer contribution receivable	4,573,426	4,584,853
Participants’ contributions	330,153	318,461
Total Receivables	4,903,579	4,903,314
Payables: Refund of Excess Contributions	(13,032)	-
Total Payables	(13,032)	-
Net Assets Available for Benefits	$109,266,598	$90,620,538

See notes to financial statements.

DENTSPLY International Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Investment Income
Net appreciation in fair value of investments	$8,059,868	$4,523,818
Interest and dividends	4,074,000	4,145,040

12,133,868	8,668,858

Contributions
Employer	4,573,426	4,584,853
Participants	9,172,845	8,045,663
Participant rollovers	1,697,935	627,209
	15,444,206	13,257,725

Benefits Paid to Participants	(8,921,011)	(7,798,782)

Administrative Expenses	(11,003)	(9,729)

Net Increase	18,646,060	14,118,072

Net Assets Available for Benefits - Beginning of Year	90,620,538	76,502,466

Net Assets Available for Benefits - End of Year	$109,266,598	$90,620,538

See notes to financial statements.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Description of Plan

The following brief description of the DENTSPLY International Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering all permanent full and part-time employees of DENTSPLY International Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. The Plan was established January 1, 1992, and amended, thereafter, several times. It was restated to include all amendments on January 1, 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Retirement Program Committee (the “Committee”). At December 31, 2007and 2006, T. Rowe Price Trust Company (“TRP”) was the trustee (the “Trustee”) and custodian of the Plan’s assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2007 and 2006, T. Rowe Price Trust Company was the record keeper of the Plan.

Officers or employees of the Company perform certain administrative functions. No such officer or employees receive compensation from the Plan.

Contributions

Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100 percent of their annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The participants may direct their contributions into several different investment options. The Company does not make matching contributions to the Plan. Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants. Contributions are recognized in the period when earned as determined by the Company’s Board of Directors. Forfeitures are used to reduce the required Company contribution. As of December 31, 2007 forfeited non-elective contributions amounted to $327,215. These forfeitures were used to reduce the 2007 non-elective contribution that was paid in 2008.

During the plan year 2007, the Plan was amended to state that the Company may amend or revoke a participants deferral election if the Company determines that such revocation or amendment is necessary to ensure that a participants annual addition for any Plan Year will not exceed the limitation of Section 5.6(b), or to ensure that the ADP nondiscrimination test is met for such Plan Year.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Description of Plan (Continued)

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service and are employed on the last day of the year, unless there is a break in service as a result of death, disability, or retirement.

Participant Accounts

Each participant's account is credited with the participant’s contributions, employer contributions including forfeitures and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. If participants cease participation, other than by retirement, disability, or death, the vested interest in non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

	Before 2007	After 2006
Years of Service	Percent Vested	Percent Vested
Less than 2	0%	0%
Less than 3	0	20
3	20	40
4	40	60
5	60	80
6	80	100
7 years and after	100	100

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, or periodic installments limited in duration by the provisions of the Plan. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

There were distributions due participants in the amount of $1,532 and $0 as of December 31, 2007 and 2006, respectively.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Description of Plan (Continued)

Participant Loans

Participants may borrow from their accounts the lesser of $50,000 or 50 percent of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years, except for loans to facilitate the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Participants may not have more then two loans outstanding at the same time. During the Plan year 2007, the Plan was amended to state that access to Company Non-Elective Contribution balances is subject to the financial hardship conditions required under the hardship withdrawal provisions of the Plan.

Administrative Costs

Significant administrative costs of the Plan are absorbed by the Company.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies and common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/collective funds are valued at net unit value held by the plan at year end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/ collective trust. Further information concerning the common/collective trust fund may be obtained from their separate audited financial statements. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 2 - Summary of Significant Accounting Policies	(Continued)

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

New Accounting Policies

In September 2006, the Financial Accounting Standards Boards (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair values and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparison between companies that select different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan expects the adoption of this statement will not have a material impact on the Plan’s financial statements.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 3 - Investments

The Plan's investments are held by the T. Rowe Price Trust Company. The following table presents the fair value of investments. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2007	2006

At Fair Value as Determined by Quoted Market Prices: Shares of Registered Investment Companies:
TRP Balanced Fund	*5,294,540	5,151,797
TRP Blue Chip Growth Fund	16,196,582	15,615,493
TRP Equity Income Fund	7,445,347	7,112,579
TRP Growth Stock Fund	9,054,147	8,182,364
TRP Summit Cash Reserves	*5,350,790	5,023,118
Other Registered Investment Companies	34,642,247	24,091,789

Shares of Common Stock: DENTSPLY International Inc. Common Stock	16,701,646	11,087,073

At Estimated Fair Value: Shares of Common Trusts: TRP Equity Index Trust	7,365,474	7,530,555
Participant loans	2,325,279	1,898,840

$104,376,052	$85,693,608

* This investment represented less than 5% of total net assets in the noted year.

.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 3 – Investments (Continued)

During the years ended December 31, 2007 and 2006, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $8,059,868 and $4,523,818 respectively.

The net appreciation in fair value of investments for each significant class of investments, consist of the following for the years ended December 31:

	2007	2006
Investments at fair value as determined by quoted market prices: Registered Investment Companies	$1,964,328	$2,405,488
Common stock	5,684,633	1,072,397

Investments at estimated fair value: Common trust	410,907	1,045,933

$8,059,868	$4,523,818

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

Note 5 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Original Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended and restated since receiving the letter, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 - Related Party Transactions

During 2007 and 2006, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company. In addition, the Plan offers an investment in DENTSPLY International Inc. Stock. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA.

On May 10, 2006, the Board of Directors of DENTSPLY International Inc. declared a 2-for-1 stock split in the form of a 100% stock dividend, paid on July 17, 2006, to stockholders of record on June 26, 2006. Purchases made by the Plan for the investment in the Company’s common stock amounted to $2,971,087 and $2,266,326 for the years ended December 31, 2007 and 2006, respectively. Sales made by the Plan for the investment in the Company’s common stock amounted to $3,041,137 and $2,154,274 for the years ended December 31, 2007 and 2006, respectively.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 7– Return of Excess Contributions

The Plan distributed a total of $13,032 in March 2008 to affected Participants in order to correct a violation of the ADP test. The excess contribution was $11,454 and the related earnings thereon were $1,578.

Note 8 – Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 9– Subsequent Event

During the plan year ended December 31, 2008, the Plan was amended pursuant to the Pension Protection Act of 2007, whereas, non-spousal beneficiaries of a deceased participant may elect a direct rollover to an IRA.

Note 10 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to the Form 5500 consists of the following as of December 31:

	2007	2006

Net assets available for benefits per the financial statements	$ 109,266,598	$ 90,620,538
Amount allocated to withdrawing participants	(1,532)	-
Net assets available for benefits per the Form 5500	$ 109,265,066	$ 90,620,538

A reconciliation of benefits paid to participants according to the financial statements to the Form 5500 consists of the following for the year ended December 31:

	2007	2006

Benefits paid to participants per the financial statements	$ 8,921,011	$ 7,798,782
Amount allocated to withdrawing participants	1,532	-
Benefits paid to participants per the Form 5500	$ 8,922,543	$ 7,798,782

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

DENTSPLY International Inc. 401(k) Savings Plan

Employer Identification Number : 39-1434669
Plan Number : 004
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007
		(c)	(d)	(e)
	(b)	Description of	* *	Current
(a)	Identity of issue	investment	Cost	Value

	Morgan Stanley International Equity, B	Mutual Fund	N/A	$3,410,674
	PIMCO Total Return Fund	Mutual Fund	N/A	1,200,604
*	TRP Balanced Fund	Mutual Fund	N/A	5,294,540
*	TRP Blue Chip Growth Fund	Mutual Fund	N/A	16,196,582
*	TRP Equity Income Fund	Mutual Fund	N/A	7,445,347
*	TRP Extended Equity Market Index	Mutual Fund	N/A	1,726,929
*	TRP Growth Stock Fund	Mutual Fund	N/A	9,054,147
*	TRP New Horizons Fund	Mutual Fund	N/A	4,123,535
*	TRP Retirement Income Fund	Mutual Fund	N/A	289,903
*	TRP Retirement 2005 Fund	Mutual Fund	N/A	192,563
*	TRP Retirement 2010 Fund	Mutual Fund	N/A	1,461,483
*	TRP Retirement 2015 Fund	Mutual Fund	N/A	1,761,636
*	TRP Retirement 2020 Fund	Mutual Fund	N/A	2,838,422
*	TRP Retirement 2025 Fund	Mutual Fund	N/A	2,622,728
*	TRP Retirement 2030 Fund	Mutual Fund	N/A	3,826,826
*	TRP Retirement 2035 Fund	Mutual Fund	N/A	2,717,350
*	TRP Retirement 2040 Fund	Mutual Fund	N/A	2,899,632
*	TRP Retirement 2045 Fund	Mutual Fund	N/A	714,791
*	TRP Retirement 2050 Fund	Mutual Fund	N/A	56,279
*	TRP Retirement 2055 Fund	Mutual Fund	N/A	131,703
*	TRP Science & Technology Fund	Mutual Fund	N/A	1,799,378
*	TRP Spectrum Income Fund	Mutual Fund	N/A	2,867,811
*	TRP Summit Cash Reserves	Mutual Fund	N/A	5,350,790
*	TRP Equity Index Trust	Common Trust	N/A	7,365,474
*	DENTSPLY International Inc. common stock	Common Stock	N/A	16,701,646
*	Participant loans	5% - 10.5%	0	2,325,279

		Total Investments		$104,376,052
*	Party-in-interest
* *	Historical cost has not been presented since all investments are participant-directed.